                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 AND RULE 14F-1

  This Information Statement is being mailed on or about December 30, 1998 to holders of shares of Common Stock, no par value (the "Common Stock"), of Total Control Products, Inc., an Illinois corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company. Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 22, 1998 among the Company, GE Fanuc Automation North America, Inc., a Delaware corporation ("GE Fanuc"), and Orion Merger Corp., an Illinois corporation and a wholly owned subsidiary of GE Fanuc (the "Offeror"). On November 30, 1998, the Offeror commenced a tender offer (the "Offer") to purchase all outstanding shares (the "Shares") of the Common Stock for $11.00 per share in cash (the "Offer Price").

  NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

  The Merger Agreement provides that, promptly after the Offeror acquires at least two-thirds of the outstanding Shares pursuant to the Offer, the Offeror will be entitled to designate up to that number of directors as will make the percentage of the Designated Directors equal to the aggregate voting power of the Shares held by GE Fanuc or any of its subsidiaries. In the event that Designated Directors are elected to the Board of Directors of the Company, until the effective time of the Merger (the "Effective Time"), the Board of Directors will have at least three directors who are directors as of the date of the Merger Agreement and who are not officers of the Company. The Company has agreed, at the option of GE Fanuc, either to increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Designated Directors to be elected or appointed to the Board.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which have been delivered to shareholders of the Company. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Offeror, GE Fanuc and General Electric Company (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase, as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov.

  The information contained in this Information Statement concerning GE Fanuc, the Offeror and the Designated Directors has been furnished to the Company by GE Fanuc. The Company assumes no responsibility for the accuracy or completeness of such information.

  At the close of business on December 16, 1998, there were (i) 8,046,206 Shares issued and outstanding and (ii) an aggregate of 10,017,684 Shares on a fully diluted basis, each of which entitles its holder to one vote.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

  The following table sets forth certain information regarding beneficial ownership of Common Stock as of December 16, 1998 by (i) each executive officer of the Company, (ii) each director of the Company, (iii) all executive officers and directors as a group and (iv) holders of more than 5% of the Company's outstanding shares of Common Stock. Other than as set forth below, there are no persons known by the Company to own beneficially more than 5% of the outstanding Common Stock.

                                                 AMOUNT AND NATURE OF
                                                      BENEFICIAL      PERCENT
                                                     OWNERSHIP(2)     OF CLASS
                                                 -------------------- --------
DIRECTORS AND EXECUTIVE OFFICERS (1)
Nicholas T. Gihl................................        664,366(3)       7.5%
Peter A. Nicholson..............................         22,751(4)         *
Kevin O'Connor..................................        101,260          1.1
Neil R. Taylor..................................        577,085(5)       6.5
Frank Wood......................................         54,466(6)         *
Julius J. Sparacino.............................      1,716,721(7)      19.4
A.B. Siemer.....................................      1,146,652(9)        13
Kevin Roach.....................................            --           --
James Potach....................................          5,666(8)         *
Edward R. Hurd..................................         12,000(9)         *
Donald J. Kramer................................         12,000(9)         *
Tadashi Shimizu.................................          4,000(10)        *
All directors and executive officer as a group
 (11)...........................................      4,316,947         48.8
OTHER 5% HOLDERS
Susan Priester..................................      1,251,386(12)     14.1
The Capital Group Companies (13)................        547,000          6.2
T. Rowe Price Associates, Inc. (14).............        475,000          5.4

--------
  * Less than one percent
 (1) Unless otherwise indicated, the address of each person listed in the table is c/o Total Control Products, Inc., 2001 North Janice Avenue, Melrose Park, Illinois 60160.
 (2) Unless otherwise indicated in the footnotes to this table, the Company believes the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected in this table.
 (3) Includes 575,700 shares held directly by Mr. Gihl, 72,000 shares held directly by Mr. Gihl's spouse, and 16,666 shares issuable upon the exercise of stock options, all of which are currently exercisable.
 (4) Includes 21,666 shares issuable upon the exercise of options, all of which are currently exercisable.
 (5) Represents 513,966 shares issuable upon the conversion of Mr. Taylor's Class C Exchangeable Shares of Taylor Industrial Software, Inc., a majority-owned subsidiary of the Company ("Taylor"), which shares are convertible on a one-for-one basis into shares of Common Stock of the Company, 61,368 shares issuable upon the conversion of Taylor Exchangeable Shares owned by Mr. Taylor's spouse and 1,666 shares issuable upon the exercise of options, all of which are currently exercisable. Also includes 85 shares of Common Stock owned by Mr. Taylor's son. Mr. Taylor disclaims beneficial ownership of the shares issuable upon the conversion of Taylor Exchangeable Shares owned by his spouse.
 (6) Represents 54,466 shares issuable upon the exercise of options, all of which are currently exercisable.
 (7) Does not include shares owned by Mr. Sparacino's children, all of whom are adults who do not reside with Mr. Sparacino. Mr. Sparacino disclaims beneficial ownership of all such shares.
 (8) Includes 5,666 shares issuable upon the exercise of options, all of which are currently exercisable.

 (9) Includes 12,000 shares issuable upon the exercise of options, all of which are currently exercisable.
(10) Includes 4,000 shares issuable upon the exercise of options, all of which are currently exercisable.
(11) Includes the shares identified in Note (3) through (10) above.
(12) Includes 699,029 shares and a warrant to purchase 100,000 shares, each held by the Estate of Kurt Priester, of which Ms. Priester is the executor. Also includes 219,347 shares owned by KP One, Inc., all of the capital stock of which is owned by the estate of Kurt Priester.
(13) The address of the Capital Group Companies is 333 South Hope Street, 52nd Floor, Los Angeles, CA 90071.
(14) The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.

                               CHANGE OF CONTROL

  A change of control of the Company will occur if the Offeror acquires Shares pursuant to the Offer. The Offeror estimates that the total amount of funds required to purchase all Shares, on a fully diluted basis, pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger will be approximately $116 million. The Offeror currently anticipates obtaining all of the required funds from GE Fanuc. GE Fanuc currently intends to provide approximately 70% of the funds from cash on hand and to borrow the remaining funds from Barclays Bank PLC ("Barclays"). The funds to be borrowed from Barclays will initially be loaned to Parent pursuant to a demand note bearing interest at a rate equal to Barclay's base rate. Parent intends that such note will be replaced shortly after the consummation of the Offer by a note from Barclays due 30 days from the date of issuance and bearing interest at a rate of LIBOR plus 30 basis points. Parent anticipates that this note will be repaid with funds borrowed by Parent from Barclays under a new unsecured $40,000,000 Term Loan (the "Term Loan") due eighteen months from the date of borrowing. Borrowings thereunder will bear interest at a rate of LIBOR plus 30 basis points or Barclay's U.S. Dollar Base Rate, at the election of Parent. Parent's obligations under the Term Loan will be guaranteed by its subsidiaries, including the Company, as the Surviving Corporation after the Merger (the "Surviving Corporation"). Parent anticipates that borrowings under the Term Loan will be repaid from funds generated by Parent and its subsidiaries (including the Surviving Corporation) or from funds contributed to Parent by its stockholders.

  While the foregoing represents the current intention of GE Fanuc and the Offeror with respect to the financial arrangements for such funds, such financial arrangements may change depending upon such factors as GE Fanuc and the Offeror may deem appropriate.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors of the Company presently consists of seven members. Pursuant to the Company's Amended and Restated Articles of Incorporation and Bylaws, the Board of Directors of the Company may consist of no more than ten members, classified into three classes, each with, as near as possible, one-third of the members of the Board of Directors. It is expected that the Designated Directors will assume office promptly following the purchase of Shares by the Offeror. This step will be accomplished at a meeting or by written consent of the Board of Directors providing that the size of the Board will be increased and sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designated Directors will be available. It is currently not known which of the current directors of the Company will resign.

  GE Fanuc and the Offeror have informed the Company that they will choose the Designated Directors from the persons listed below, each of whom has consented to act as a director of the Company. The Designated Directors will constitute a majority of the Board after they are appointed.

DESIGNATED DIRECTORS

     NAME        AGE                   BACKGROUND INFORMATION
     ----        ---                   ----------------------
Thomas M. Cruz   35    Mr. Cruz has been a Staff Executive with General
                       Electric Company since February 1998. From November
                       1995 to February 1998 Mr. Cruz was a Business
                       Development Manager with General Electric Company and
                       from November 1993 to November 1995 he was a Program
                       Manager with General Electric Company.

      NAME        AGE                 BACKGROUND INFORMATION
      ----        ---                 ----------------------
Joseph M. Hogan   41  Mr. Hogan is the President and Chief Executive Officer
                      of GE Fanuc. Prior to assuming that position in
                      February 1998, Mr. Hogan was Staff Executive to John D.
                      Opie, Vice Chairman of the Board and Executive Officer
                      of General Electric Company from October, 1996 to
                      February 1998. Mr. Hogan was General Manager --
                      Marketing of GE Plastics, a division of General
                      Electric Company from November 1994 to September 1996
                      and LEXAN Business Leader at GE Plastics from February
                      1993 to November 1994.
John C. Kroon     59  Mr. Kroon has been the Vice President--Business
                      Development of GE Fanuc since February 1995. From
                      January 1991 to February 1995 Mr. Kroon was the
                      President--PLC/CIMPLICITY of GE Fanuc Automation
                      Europe, S.A., an affiliate of GE Fanuc that designs,
                      manufactures and sells products similar to those of GE
                      Fanuc in Europe.
Larry E. Pearson  56  Mr. Pearson has been the Senior Vice President--Finance of GE Fanuc since October 1987.
Lawrence A.       46  Mr. Sollecito has been the Senior Vice President--
 Sollecito            CIMPLICITY Business of GE Fanuc since June 1998. From
                      January 1993 to June 1998, Mr. Sollecito was the
                      General Manager of the CIMPLICITY Business.
Vincent L. Tullo  46  Mr. Tullo has been the Senior Vice President--
                      Controller & I/O Business of GE Fanuc since September
                      1998. From May 1996 to September 1998, Mr. Tullo was
                      the Vice President--PLC Business of GE Fanuc and from
                      September 1993 to May 1996 he was the Eastern Operation
                      Manager, U.S. and Canada. Mr. Tullo first joined GE
                      Fanuc in 1987 as Region Manager.

  To the best of GE Fanuc's knowledge, none of GE Fanuc's designees beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules of the Commission.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  The following is certain biographical information with respect to the current members of the Board of Directors and Executive Officers of the Company.

      NAME        AGE                 BACKGROUND INFORMATION
      ----        ---                 ----------------------
Nicholas T. Gihl   42 Chairman, Chief Executive Officer, President and
                      Director. Mr. Gihl co-founded the Company in 1982,
                      along with Mr. Sparacino, and has served as President
                      of the Company since April 1994. From the Company's
                      founding in 1982 to March 1994, Mr. Gihl served as
                      Executive Vice President of the Company. Mr. Gihl has
                      served as a director of the Company since the Company's
                      founding. Mr. Gihl became Chairman in December 1996.
                      Mr. Gihl is married to the daughter of Mr. Sparacino.

       NAME         AGE                 BACKGROUND INFORMATION
       ----         ---                 ----------------------
Peter A. Nicholson   35 Senior Vice President and Chief Financial Officer,
                        Treasurer and Secretary. Mr. Nicholson has served as
                        Senior Vice President and Chief Financial Officer,
                        Treasurer and Secretary of the Company since June 1996.
                        From June 1995 to May 1996, Mr. Nicholson served as
                        Vice President of Finance of Mama Tish's Italian
                        Specialties, Inc., a manufacturer and marketer of
                        frozen dessert products. From July 1985 to May 1995,
                        Mr. Nicholson was employed by Arthur Andersen LLP, most
                        recently as a manger in the audit and business advisory
                        practice area. Mr. Nicholson is a Certified Public
                        Accountant.
Kevin O'Connor       38 General Manager--Control Division. Mr. O'Connor has
                        served as the General Manager--Control Division since
                        March 1997. Mr. O'Connor served as the Company's Senior
                        Vice President of Sales from February 1996 to March
                        1997. Mr. O'Connor served as the Company's Vice
                        President of Sales and Marketing from March 1994 to
                        February 1996 and as a regional sales manager from
                        December 1992 to March 1994.
Frank Wood           51 General Manager--Operator Interface Division. Mr. Wood
                        has served as General Manager--Operator Interface
                        Division since March 1997. Mr. Wood served as Senior
                        Vice President of Product Development and Marketing of
                        the Company from February 1996 to March 1997. From
                        September 1995 to February 1996, and May 1993 to July
                        1993, Mr. Wood served as a consultant in the industrial
                        automation market. From August 1993 to September 1995,
                        Mr. Wood served as Vice President of sales and
                        Marketing of Promise Systems Corp., a developer and
                        marketer of manufacturing execution systems software.
James Potach         37 Senior Vice President of Sales. Mr. Potach served as
                        Senior Vice President of Sales since March 1997. He
                        served as Vice President of North American Sales of the
                        Company from January 1997 to March 1997 and as the
                        Southeast Regional Sales Manager of the Company from
                        February 1992 to January 1997.
Kevin Roach          37 President--SensorPulse. Mr. Roach has served as
                        President of SensorPulse Corp., a wholly owned
                        subsidiary of the Company since its acquisition by the
                        Company in December of 1997. Mr. Roach founded
                        SensorPulse Corp. in December of 1989 and served as
                        President and CEO until the acquisition.
Edward T. Hurd       60 Director. Mr. Hurd became a director of the Company in
                        March 1997. From 1990 to February 1995, Mr. Hurd was
                        President of Industrial Control, a division of
                        Honeywell Inc., a worldwide supplier of automation and
                        control products, systems and services, and served as
                        Executive Vice President of Honeywell Inc. from
                        February 1995 to April 1996. Mr. Hurd has been an
                        independent consultant since April 1996. Mr. Hurd is
                        also the Chairman of the Board of Moore Products Co., a
                        manufacturer of industrial products for the process
                        control industry.

      NAME        AGE                 BACKGROUND INFORMATION
      ----        ---                 ----------------------
Donald J. Kramer   66 Director. Mr. Kramer became a director of the Company
                      in March 1997. From January 1990 to March 1996, Mr.
                      Kramer was a Special Limited Partner of TA Associates,
                      a venture capital investing firm, and was a general
                      partner of TA Associates for the five years preceding
                      January 1990. Since March 1996, Mr. Kramer has been a
                      private investor. Mr. Kramer is also a director of
                      Robotic Vision Systems, Inc., a designer, manufacturer
                      and installer of machine vision-based products, and
                      Micro Component Technology, Inc., a supplier of semi-
                      conductor handling equipment.
Neil R. Taylor     49 Director. Mr. Taylor has served as a director of the
                      Company since the consummation of the Company's
                      acquisition of Taylor Industrial Software, Inc. in
                      September 1996. Mr. Taylor served as the Senior Vice
                      President of Software Development of the Company from
                      September 1996 to July 1998, when he resigned as an
                      executive officer of the Company. Mr. Taylor founded
                      Taylor, a developer and marketer of industrial
                      automation software products, in 1979. Mr. Taylor
                      served as the Chairman of the Board of Taylor from
                      inception to September 1996, and President of Taylor
                      from inception to September 1991.
Tadashi Shimizu    53 Director. Mr. Tadashi Shimizu co-founded Digital
                      Electronics Corporation, a Japanese corporation
                      ("Digital"), in 1972 and has served as Vice President
                      of Digital since June 1996. He is one of the four
                      people who started Digital in 1972 and developed what
                      is commonly known today as the Graphical Display Panel.
                      Mr. Shimizu has served, since June 1995, as a
                      representative director at Digital. He also assumed the
                      position of Official Observer to Board Meetings of the
                      Company in May 1997 and was elected to the Company's
                      Board of Directors in August, 1998.
A.B. Siemer        61 Director. Mr. Siemer has served as a director of the
                      Company since December 1993. Mr. Siemer has been the
                      President of Desco Corporation, an industrial and
                      manufacturing holding company, for over thirty years.
Julius Sparacino  61  Director. Mr. Sparacino co-founded the Company in 1982 and has served as a director since that time. Mr.
                      Sparacino served as the Chairman of the Board of the
                      Company from 1982 to December 1996. From 1982 to April
                      1994, Mr. Sparacino served as President of the Company.

BOARD AND COMMITTEE MEETINGS

  The Company's Board of Directors has established an Audit Committee, a Compensation Committee and an Executive Committee.

  The Board of Directors of the Company held nine meetings during the fiscal year ended March 31, 1998 and has held 11 meetings during the current fiscal year. Each director attended at least 75% of all meetings of the Board of Directors and applicable Committees held during the last fiscal year and the current fiscal year.

  The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, to discuss and review the scope and the fees of the prospective annual audit and to review the results thereof with the Company's independent public accountants, to review and approve non-audit services of the independent public accountants, to review compliance with existing major accounting and financial policies of the Company, to review the adequacy of the financial organization of the Company and to review management's procedures and policies relative to the adequacy of the Company's internal accounting controls. Messrs. Kramer and Siemer serve on the Audit Committee. During the fiscal year ended March 31, 1998, the Audit Committee met three times for the purposes of (i) reviewing the arrangements and scope of the Company's annual audit; (ii) discussing the matters of concern to the Committee with regard to the Company's financial statements or other results of the audit and (iii) reviewing the Company's internal accounting procedures and controls and the activities and recommendations of the Company's independent public accountants. During the current fiscal year the Audit Committee has met one time.

  The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all executive officers, to review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto and to administer the Company's various stock plans. Messrs. Hurd and Kramer serve on the Compensation Committee. The Compensation Committee met four times during the fiscal year ended March 31, 1998 and three times during the current fiscal year.

  The Executive Committee is empowered to act with all authority granted to the Board of Directors between board meetings, except with respect to those matters required by Illinois law or by the Company's Bylaws to be subject to the power and authority of the Board of Directors as a whole. Messrs. Gihl, Siemer and Sparacino are the current members of the Executive Committee. The Executive Committee did not meet during the fiscal year ended March 31, 1998 or at any time during the current fiscal year.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION

  The following Summary Compensation Table sets forth, for the periods indicated, the cash compensation and certain other components of compensation of those persons who were, at March 31, 1998, the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company. Those listed in the table are hereinafter referred to as the "Name Executive Officers."

                          SUMMARY COMPENSATION TABLE

                                                                 ALL OTHER
NAME OF PRINCIPAL POSITIONS          YEAR SALARY($) BONUS($) COMPENSATION($)(1)
---------------------------          ---- --------- -------- ------------------
Nicholas T. Gihl.................... 1998 $200,000  $75,000       $12,000
Chairman, President and              1997  193,867   60,000        12,178
Chief Executive Officer              1996  130,000      --          8,229
Peter A. Nicholson.................. 1998  125,000   35,000         6,625
Senior Vice President                1997   91,667  100,000           831
and Chief Financial Officer          1996      --       --            --
Kevin O'Connor...................... 1998  125,000   14,500        12,330
General Manager--                    1997  110,000   24,750        11,802
Control Division                     1996  101,250   32,375         4,461
Frank Wood.......................... 1998  125,000   16,000         4,260
General Manager--                    1997  110,000   24,750         1,489
Operator Interface Division          1996   15,865      --            --
James Potach........................ 1998  120,417      --          8,955
Senior Vice President                1997  100,000   23,536        10,124
of Sales                             1996  100,000   27,387         6,000

--------
(1) Other compensation consists of matching contributions under the Company's 401(k) plan and amounts paid for car allowance.

OPTION GRANTS

  The following table provides certain specified information concerning the grant of options under the 1996 Plan during fiscal 1998 to the Named Executive Officers.

                         NUMBER OF SECURITIES  % OF TOTAL OPTIONS
                          UNDERLYING OPTIONS  GRANTED TO EMPLOYEES   EXERCISE   EXPIRATION GRANT DATE
NAME                          GRANTED (#)        IN FISCAL YEAR    PRICE ($/SH)    DATE    VALUE ($)
----                     -------------------- -------------------- ------------ ---------- ----------
Nicholas T. Gihl........           --                   0%               --          --         --
Peter A. Nicholson......         5,000                  2             $ 8.00      5/8/07     $ 8.00
Kevin O'Connor..........         5,000                  2               8.00      5/8/07       8.00
Frank Wood..............         5,000                  2               8.00      5/8/07       8.00
James Potach............        10,000                  4              10.00      2/2/08      10.00

AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES

  The following table provides certain specified information concerning fiscal year option exercises and unexercised options at March 31, 1998.

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                      OPTIONS AT                 IN-THE-MONEY
                         SHARES (#)               MARCH 31, 1998 (#)     OPTIONS AT MARCH 31, 1998 ($)
                         ACQUIRED ON VALUE ($) ------------------------- --------------------------------
   NAME                   EXERCISE   REALIZED  EXERCISABLE UNEXERCISABLE  EXERCISABLE      UNEXERCISABLE
   ----                  ----------- --------- ----------- ------------- --------------   ---------------
Nicholas T. Gihl........     --         --       16,666       33,334      $       41,665    $       83,335
Peter A. Nicholson......     --         --       10,000       25,000              71,700           155,900
Kevin O'Connor..........     --         --       52,800        5,000             448,800            12,500
Frank Wood..............     --         --       99,594        5,000             963,074            12,500
James Potach............     --         --        5,666       15,334              32,845            27,675

COMPENSATION OF DIRECTORS

  Non-Employee directors are paid $1,500 for their attendance of each face-to-face board meeting and $250 for their attendance at any committee meeting or telephonic meeting of the Board of Directors, plus reimbursement for their out of pocket expenses incurred to attend each committee or board meeting, up to a total amount not to exceed $10,000 per director per year. In addition, non-employee directors participate in the Directors' Plan, as described below under "Stock Compensation Plans."

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

  Concurrently with the execution of the Merger Agreement, the Company entered into new employment agreements with Mr. Gihl and Mr. Nicholson. Such Employment Agreements will be effective upon the purchase of the Shares pursuant to the Offer and their previous employment agreements will be of no further force and effect. Mr. Gihl's employment agreement has a term of three years and automatically renews for successive one year periods unless otherwise terminated. Pursuant to his employment agreement, Mr. Gihl's initial annual salary is $260,000 and his minimum annual bonus is $40,000, to be increased based on achieving Company performance objectives. In addition, Mr. Gihl will receive 5,000 shares of restricted stock of General Electric Company (subject to the approval of the General Electric Company Board of Directors). The restriction lapse date for 2,500 of such shares will be the last day for the initial employment term and for the remaining 2,500 shares will be the last day of the fifth year of Mr. Gihl's employment by the Company.

  Mr. Nicholson's employment agreement has a term of two years and automatically renews for successive one year periods unless otherwise terminated. Pursuant to his employment agreement, Mr. Nicholson's initial annual salary is $175,000 and his minimum annual bonus is $50,000. In addition, if Mr. Nicholson remains employed by the Company for his initial employment term, he will receive a bonus of $85,000.

  Pursuant to their employment agreements, in the event that Mr. Gihl or Mr. Nicholson is terminated for a reason other than cause or terminates his employment for good reason, as set forth in the applicable employment agreement, he will receive a payment from the Company in one lump sum of an amount equal to twenty-four times the greater of his monthly salary as of the date of termination or his highest monthly salary during the prior twelve month period, plus two times the bonus paid to him for the fiscal year immediately prior to the date of such termination. In addition, the Company will continue his medical insurance benefits for a period of twelve months or until he is eligible for medical coverage under a plan of a successive employer and will reimburse him for any excise taxes payable under the "excess parachute payment" provisions of the Code.

  The Company entered into an employment agreement with Mr. Wood effective February 9, 1996 and with Mr. Roach effective January 1, 1998. The employment agreement for Mr. Wood provides for an initial term of one year and the initial term for Mr. Roach is four years. After the expiration of the initial term, employment agreements automatically renew for successive one year periods unless either party delivers written notice of its desire to terminate the agreement at least 90 days prior to the expiration of the term. The base salaries for Mr. Wood under his employment agreement is $125,000. The base salary for Mr. Roach under his employment agreement is $90,000 for calendar year 1998, $100,000 for calendar year 1999, $110,000 for calendar year 2000 and $125,000 for calendar year 2001. Mr. Wood's agreement provides for a minimum bonus of $4,000 per quarter.

  Under the terms of these agreements, the employee's employment with the Company may be terminated prior to the expiration of the term for "cause," as defined in the agreements. In the event of termination for cause or if the employee voluntarily terminates his employment, the Company's obligations under the agreement cease and the employee forfeits all his rights to receive any compensation or benefits, except for salary and benefits for services already performed as of the date of termination. In addition, if the Company terminates an employee's employment under certain circumstances the Company must pay the employee designated severance amounts. In particular, in the event the Company terminates Mr. Wood's employment for any reason other than death, disability or cause, including the decision not to renew the term of his employment agreement, the Company shall pay Mr. Wood his base salary for a period of one year following such termination and will continue his medical insurance benefits during such period to the extent Mr. Wood is not entitled to receive similar benefits from a subsequent employer. If the Company terminates Mr. Roach's employment pursuant to the terms of his employment agreement for any reason other than death, disability or cause, then the Company will pay such officer all unpaid salary through the remainder of his employment term in accordance with the Company's practices for salaried employees.

STOCK COMPENSATION PLANS

  The following is a summary description of the Company's stock compensation plans. Pursuant to the Merger Agreement and resolutions adopted by the Board of Directors, all options to purchase Shares granted under any of the plans, to the extent not already exercisable, will become exercisable immediately prior to the consummation of the Offer. Those persons holding options who do not exercise the options will receive cash in an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment promptly after the consummation of the Offer.

  1996 Stock Option Plan. In December, 1996 the Company adopted the 1996 Stock Option Plan (the "1996 Plan"), which was amended in August, 1998, under which the Compensation Committee may grant options to purchase up to 1,100,000 shares of Common Stock to management, employees and advisors of the Company. The 1996 Plan provides for the grant of incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-statutory stock options that do not qualify as incentive stock options under Section 422 of the Code ("Non-Statutory Options"). As of December 16, 1998, there were options to purchase 652,213 shares of Common Stock outstanding under the 1996 Plan, all of which, to the extent not already exercisable, will become exercisable immediately prior to the consummation of the Offer.

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

  1996 Non-Employee Directors' Stock Option Plan. In December, 1996 the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), under which 120,000 shares of Common Stock have been authorized for issuance. All non-employee directors will receive an option to purchase 12,000 shares of Common Stock under the Directors' Plan on the day after each annual meeting of shareholders of the Company, provided that he then continues to serve as a member of the Board of Directors. All such grants are Non-Statutory Options. As of December 16, 1998, there were options to purchase 96,000 shares of Common Stock outstanding under the Director's Plan, all of which, to the extent not already exercisable, will become exercisable immediately prior to the consummation of the Offer.

  1993 Stock Option Plan. In 1993, the Company adopted the 1993 Stock Option Plan, under which 375,000 shares of Common Stock have been reserved for issuance (the "1993 Stock Plan"). As of December 16, 1998 there were options to purchase 166,806 shares of Common Stock outstanding under the 1993 Stock Plan, all of which, to the extent not already exercisable, will become exercisable immediately prior to the consummation of the Offer.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors (the "Compensation Committee") reviews and approves compensation levels, including incentive compensation and employment agreements, for the executive officers of the Company, and acts as the administrative committee for the Company's stock compensation plans. Messrs. Hurd and Kramer currently constitute the Compensation Committee.

 Compensation Philosophy and Objectives

  The Compensation Committee strives to ensure that executive compensation is competitive among companies in the Company's industry that are of comparable size and complexity. Further, the Compensation Committee believes that the Company's executive officers should be compensated consistent with the following philosophy and objectives: (1) to support the Company's overall business strategy and profitability goals; (2) to attract, retain and motivate superior talent in the Company's industry; and (3) to promote the Company's pay-for-performance philosophy.

  It is the intention of the Compensation Committee to utilize a pay-for-performance compensation strategy that is constructive towards the attainment of the Company's sales growth and profitability goals.

 Procedure for Establishing Compensation

  Each fiscal year the Compensation Committee reviews and approves an annual compensation plan for the Company's executive officers. The plan is based on the recommendations of the Company's Chief Executive Officer. In addition, the Compensation Committee proposes to the Board of Directors an annual compensation plan for the Chief Executive Officer for approval.

  The Compensation Committee believes, on the basis of its review of industry data, that the base salaries of the Company's executive officers are comparable to those of executive officers of similar companies in the Company's industry.

  In determining appropriate compensation levels for the Company's executive officers and for the Chief Executive Officer, the compensation committee relied on compensation survey data, taking into account variables such as industry and nature of the business, size of the company, job comparability and geography.

 Executive Officer Compensation

  The primary elements of the executive officers compensation program are base salary, annual bonus compensation, long-term incentive compensation and benefits.

  Base Salary. Base salaries are set within the range of salaries of executive officers with comparable qualifications, experience and responsibilities at other companies in the same or similar businesses and of comparable size and complexity. Actual salary adjustments for executives are determined on a case by case basis and vary based on factors including performance and job content with no one factor given any particular weighting.

  Annual Bonus Compensation. Bonus compensation available to executive officers is generally keyed to achievement of certain sales growth and profitability goals for their respective operating units.

  Long-term Incentive Compensation. The Compensation Committee believes that stock option grants provide a significant compensation opportunity for executive officers and thereby serve the dual objectives of promoting retention of executives and ensuring that the interests of the executives are aligned with those of the Company's shareholders. Stock options are granted at an option price equal to the fair market value of the Company's Common Stock on the date of the grant and are generally vested over a three-year period.

  Benefits. The Company's executive officers receive health and term life insurance benefits and participate in the Company's 401(k) plan on the same basis as other full-time employees. Additionally, certain executive officers are provided car allowances. The Company's 1996 Discount Stock Purchase Plan, which is generally available to all employees, including executive officers except for Messrs. Gihl and Taylor as they are greater than 5% shareholders of the Company, allows participants to purchase up to 10% of their base compensation during the purchase period at the lesser of 85% of the fair market value of the Common Stock on the first day or last day of that purchase period.

 Chief Executive Officer Compensation

  The Compensation Committee determines compensation for the Chief Executive Officer on an annual basis. Mr. Gihl's base salary in fiscal year 1998 was $200,000. The Compensation Committee believes this base salary is consistent and competitive with salaries paid to Chief Executive officers of companies similar in size to the Company within the Company's industry. Mr. Gihl was awarded a $75,000 bonus for fiscal year 1998 based on the sales growth and profitability achieved by the Company in fiscal year 1998.

 Compliance with Internal Revenue Code Section 162 (m)

  Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows tax deductions to public companies for compensation over $1 million paid to a corporation's chief executive officer and the four other most highly compensated executive officers. Qualifying "performance-based" compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee has discussed and considered and will continue to evaluate the potential impact Section 162(m) has on the Company in making compensation determinations, but has not established a set policy with respect to future compensation determinations.

 Conclusion

  The Compensation Committee believes that the executive compensation plan discussed in this Proxy Statement is consistent with the overall corporate strategy for continued growth in earnings and stockholder value.

                                          The Compensation Committee
                                          Edward T. Hurd
                                          Donald J. Kramer

PERFORMANCE GRAPH

  The following graph compares the cumulative total return of Total Control Products, Inc., the Nasdaq Stock Market (US companies) and the NASDAQ Lab Apparatus & Analytic, Opt, Measuring & Controlling Instruments subgroup. This graph assumes $100 was invested in the stock of the Index on March 11, 1997.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company is party to a lease agreement, dated March 26, 1992, as amended in December, 1996, with J&N Partnership, an Illinois general partnership owned by Messrs. Sparacino and Gihl and Mr. Sparacino's sons and daughter (Mr. Gihl's spouse), pursuant to which the Company leases its principal 39,000 square foot office and manufacturing facility located in Melrose Park, Illinois. Annual rent under the lease is $144,000 plus property taxes, insurance and utilities, and the lease terminates in April 2002. The Company has also agreed pursuant to the terms of the lease agreement to pay all expenses relating to occupancy and maintenance of the leased premises.

  The Company is party to a lease agreement, dated October 5, 1997, with Pelham Capital LLC, a limited liability corporation controlled by the estate of Kurt Priester, a shareholder of the Company, pursuant to which the Company leases a 97,000 square foot manufacturing facility for its industrial computer workstation products located in Greenville, South Carolina. Annual rent under the lease is approximately $400,000, plus property taxes, insurance and utilities, and the lease terminates in September 2002. The Company currently subleases 32,000 square feet of this facility to a third party for approximately $100,000 annually through February 28, 2001. The Company has the right to request the sublessee to vacate the space upon 60 days notice.

  The Company purchases all of the flat panel display screens that are the principal hardware component incorporated in its graphics-based operator interface product line from Digital, which owns 380,001 shares of Common Stock, representing 4.5% of the outstanding Common Stock, and owns 38% of the Class A Common

Shares of Taylor. Keizo Wada, the President and Chairman of Digital, owns 18,000 shares of the Common Stock of the Company. Hardware purchases by the Company from Digital totaled $8.8 million, $10.2 million and $14.6 million for fiscal 1996, 1997 and 1998, respectively. Mr. Gihl is a member of the Board of Directors of Digital since June of 1996. Mr. Tadashi Shimizu, an employee of Digital, is currently a director of the Company.

  On September 12, 1997, the Company entered into an Original Equipment Manufacturer's Purchase Agreement (the "OEM Agreement"), dated as of April 1, 1997, with Digital, Moritani America, Inc. and Inde Electronics, Inc. The Agreement modifies the terms of the Original Equipment Manufacturer's Purchase Agreement among the same parties dated January 1, 1991. Pursuant to the OEM Agreement, Digital, the Company's principal hardware supplier, agreed to supply to the Company certain computer hardware products for market and sale on an exclusive basis in North and South America. The Agreement extends the arrangement between the Company and Digital until January 31, 2005. Effective April 1, 1997, the Company and Digital also entered into an agreement regarding the operation and conduct of Taylor's business.

  In March 1997, the Company acquired 10,000 shares of the outstanding common stock of Digital (1,000 of which the transaction to acquire the shares closed on April 1, 1998), or 0.17% of the outstanding common stock. Mr. Gihl individually owns 10,000 shares of Digital common stock, or 0.17% of the outstanding common shares. The Company has accounted for this investment using the cost method of accounting and included in the Company's consolidated balance sheet as of March 31, 1998 is an investment of Digital stock of approximately $250,000.

  In November 1995, the Company purchased a 40% interest in ProFace, a joint venture among the Company, Digital and Moritani America, Inc. ("Moritani America"). Moritani America (which, together with its parent, Moritani & Co., owns an aggregate of 291,501 shares of the Company's Common Stock) acts as the import broker of Digital' products on behalf of the Company. ProFace, an industrial automation products distributor located in the Netherlands, distributes the Company's and Digital's products in Europe. This investment is accounted for by the Company under the equity method. ProFace did not have significant operations during fiscal 1996. For fiscal 1997 and 1998, respectively, the Company's share of net earnings of the joint venture was $79,425 and $97,489.

  Pursuant to a letter agreement dated November 21, 1998 among GE Fanuc, the Company and Digital, GE Fanuc and Digital are currently renegotiating the agreements described above, are negotiating the repurchase of the interest in Taylor held by Digital for a price of $4 million and negotiating the purchase of the Company's interest in ProFace by Digital.

  Neil Taylor, a director of the Company, together with his wife, received a $2.2 million note (which was repaid with a portion of the proceeds of the initial public offering), $3.7 million in cash, 575,334 Taylor Class C Exchangeable Shares and the right to receive certain contingent consideration in connection with the acquisition of Taylor by the Company. Prior to the Taylor transaction, Neil Taylor and his wife loaned Taylor an aggregate of $230,000. This loan was repaid in full during fiscal 1998. In October, 1997, the Company loaned Mr. Taylor $2 million in connection with the sale of Taylor's Tess Software product line to an entity principally owned by Mr. Taylor. The loan was made pursuant to a promissory note dated September 25, 1997. The note bears interest at a rate of 8% per annum, due annually, and is payable in five equal annual installments beginning on September 25, 1999 and ending on September 25, 2003.

  The Company's Board of Directors has adopted a policy that any future transactions between the Company and its officers, directors, affiliates or controlling shareholders will be on terms which are considered to be no less favorable to the Company than those obtainable in arm's length transactions with unaffiliated third parties and must be approved by a majority of the disinterested directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Officer, directors and greater-than-10% shareholders are required by the Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on review of the copies of such reports furnished to the Company or written representations that not other reports were required, the Company believes that, during the 1998 fiscal year, all filing requirements applicable to its officers, directors and greater-than-10% beneficial owners were complied with, except that Mr. Dennis Marrano, the former Senior Vice President of Operations, was late with one Form 4 filing.


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